

Mail Stop 6010

February 25, 2008

Ms. Lisa Sharp
Chief Financial Officer
Sonic Technology Solutions, Inc.
Unit 7-8765 Ash Street
Vancouver, British Columbia, Canada V6P 6T3

      Re: **Sonic Technology Solutions, Inc.**
               Form 20-F for the Year Ended December 31, 2006
               File No. 000-50734

Dear Ms. Sharp:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                Sincerely,

                Martin F. James
                Senior Assistant Chief Accountant